Filed by Vector Acquisition Corp. pursuant to

Rule 425 under the Securities Act of 1933, as amended

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Vector Acquisition Corp. and Rocket Lab USA, Inc.

(Commission File No. 333-257440-01)

Rocket Lab to Launch Four PocketQube Satellites for Alba Orbital

Launching on Electron in Q4 2021, the mission will deploy a range of pocket-sized satellites designed to demonstrate innovative radio and night-time Earth observation technologies

Long Beach, California. August 18, 2021 – Rocket Lab, a leading launch provider and space systems company, today announced it has signed a rideshare agreement with Scottish / American PocketQube satellite manufacturer, Alba Orbital, to launch a cluster of small satellites designed to demonstrate innovative radio and night-time Earth observation technologies.

The four pico-satellites in Alba Orbital’s cluster will fly as part of a rideshare mission on Rocket Lab’s Electron launch vehicle, lifting-off from Launch Complex 1 on New Zealand’s Mahia Peninsula in Q4, 2021. The cluster includes Alba Orbital’s own Unicorn-2 PocketQube satellites, as well as the TRSI-2, TRSI-3, and MyRadar-1 satellites for Alba Orbital’s customers. Each small satellite carries a unique sensor designed to demonstrate innovative technologies on orbit.

Unicorn-2 will be carrying an optical night-time imaging payload designed to monitor light pollution across the globe. Night-time satellite imagery, otherwise known as ‘Night Lights’ data, provides crucial insights into human activities. This data enables a host of applications such as tracking urbanization and socioeconomic dynamics, evaluating conflict and disasters, investigating fisheries, assessing greenhouse gas emissions and energy use, and analyzing light pollution and health effects.

All four PocketQubes will be deployed to a circular orbit by Electron’s Kick Stage, a nimble spacecraft that provides in-space propulsion and maneuvering capability to ensure each satellite is deployed to a precise and unique orbit defined by the customer.

“We’re delighted to be Alba Orbital’s mission partner once again,” said Rocket Lab Founder and

Chief Executive, Peter Beck. “The Alba Orbital team have proven that incredibly small satellites can be highly capable and deliver tangible insights and services back down to Earth at a fraction of traditional satellite costs. Making it faster, easier and more affordable to access space is a mission we share, so we’re excited to make it possible with Electron.”

“It’s a pleasure to be working with Rocket Lab again on this exciting mission,’’ said Tom Walkinshaw, CEO and Founder of Alba Orbital. “We successfully flew six satellites on board Rocket Lab’s ‘Running Out of Fingers’ flight in 2019, and we are thrilled to launch the first of our imaging constellation dedicated to imaging the Earth at night on board the Electron rocket. From day one, Alba Orbital’s mission has always been to democratize access to space, and Rocket Lab has demonstrated that they are whole-heartedly committed to the same vision.”

The Alba cluster joins this mission alongside AuroraSat-1 from Aurora Propulsion Technologies, a Finnish company dedicated to the sustainable use of space. The mission is one of many scheduled to lift off on Electron from Launch Complex 1 this year, including three back-to-back dedicated launches for BlackSky Global, and the CAPSTONE mission to the Moon in support of NASA’s Artemis program.

Rocket Lab Media Contact: Morgan Bailey | (+64) 27 538 9039 | media@rocketlabusa.com

About Rocket Lab:

Rocket Lab is a global leader in space, building rockets and spacecraft that make it easier to get to orbit and to do amazing things there. Founded in 2006, Rocket Lab provides end-to-end mission services that provide frequent and reliable access to space for civil, defense, and commercial markets. Headquartered in Long Beach, California, Rocket Lab designs and manufactures the Electron and Neutron launch vehicles and Photon satellite platform. Rocket Lab’s Electron launch vehicle is the second most frequently launched U.S. rocket annually and has delivered more than 100 satellites to orbit for private and public sector organizations, enabling operations in national security, scientific research, space debris mitigation, Earth observation, climate monitoring, and communications. Rocket Lab and Vector Acquisition Corporation (Nasdaq: VACQ), a publicly-traded special purpose acquisition company, announced a proposed business combination in the first quarter of 2021 (https://bwnews.pr/3yBYYzd). The transaction is expected to be completed in the third quarter of 2021. Upon closing, the combined company is expected to remain listed on the Nasdaq with its common stock and warrants trading under the new ticker symbols, “RKLB” and “RKLBW”, respectively.

About Alba Orbital:

Alba Orbital (UK, USA, Germany) is the world’s leading PocketQube satellite manufacturer and launch broker. Alba is a vertically integrated NewSpace company ‘democratising access to space’, providing turnkey solutions from advanced pico-satellite platforms, low-cost launch opportunities, ground station services and Earth observation data. Alba has worked with over 25 customers across three continents, including prestigious clients such as Stanford University, Carnegie Mellon University and TU Delft. For more information visit www.albaorbital.com or get in touch at contact@albaorbital.com.

Additional Information

This press release relates to a proposed transaction between Rocket Lab USA, Inc. (“Rocket Lab”) and Vector Acquisition Corporation (“Vector”). This press release does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. Vector and Rocket Lab filed a registration statement on Form S-4 with the U.S. Securities and Exchange Commission (the “SEC”), which includes a document that serves as a joint prospectus and proxy statement, referred to as a proxy statement/prospectus. The proxy statement/prospectus has been sent to all Rocket Lab and Vector shareholders. Rocket Lab and Vector will also file other documents regarding the proposed transaction with the SEC. Before making any voting decision, investors and security holders of Rocket Lab and Vector are urged to read the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction.

Investors and security holders will be able to obtain free copies of the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by Rocket Lab and Vector through the website maintained by the SEC at www.sec.gov.

The documents filed by Vector with the SEC also may be obtained free of charge upon written request to Vector Acquisition Corporation, One Market Street, Steuart Tower, 23rd Floor, San Francisco, CA 94105. The documents filed by Rocket Lab with the SEC also may be obtained free of charge upon written request to Rocket Lab USA, Inc., 3881 McGowen Street, Long Beach, CA 90808.

Participants in the Solicitation

Rocket Lab, Vector and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Vector’s shareholders in connection with the proposed transaction. A list of the names of such directors, executive officers, other members of management, and employees, and information regarding their interests in the proposed transaction are contained in Vector’s filings with the SEC, including Vector’s Annual Report on Form 10-K for the year ended December 31, 2020, filed with the SEC on March 30, 2021, as amended by Amendment No. 1 on May 3, 2021, certain of its Current Reports filed on Form 8-K and the definitive proxy statement/prospectus relating to the proposed transaction filed on July 22, 2021, and such information and names of Rocket Lab’s directors and executive officers is in the definitive proxy statement/prospectus relating to the proposed transaction filed on July 22, 2021. Additional information regarding the interests of such potential participants in the solicitation process are included in the registration statement (and included in the proxy statement/prospectus) and other relevant documents when they are filed with the SEC.

Forward-Looking Statements

This press release may contain certain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended, including statements regarding Vector’s, Rocket Lab’s or their respective management teams’ expectations, hopes, beliefs, intentions or strategies regarding the future. The words “anticipate”, “believe”, “continue”, “could”, “estimate”, “expect”, “intends”, “may”, “might”, “plan”, “possible”, “potential”, “predict”, “project”, “should”, “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. These forward-looking statements are based on Rocket Lab’s current expectations and beliefs concerning future developments and their potential effects. Many factors could cause actual future events to differ materially from the forward-looking statements in this press release, including but not limited to: (i) the risk that the proposed transaction with Vector may not be completed in a timely manner or at all, (ii) the failure to satisfy the conditions to the consummation of the proposed transaction with Vector, including the adoption of the merger agreement governing the proposed transaction by Vector’s shareholders, and (iii) the occurrence of any event, change or other circumstance that could give rise to the termination of the merger agreement. There can be no assurance that the future developments affecting Rocket Lab will be those that we have anticipated. These forward-looking statements involve a number of risks, uncertainties (some of which are beyond Rocket Lab’s control) or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements. Except as required by law, Rocket Lab is not undertaking any obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise.